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                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                      Amendment No. 1

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 a)

      [X]   Merger

      [X]   Liquidation

     Registrant contains 18 separate series, 15 of which were merged into corresponding series of Evergreen Funds and 3 of which liquidated their assets.


      [  ]  Abandonment of Registration

          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company

          (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund:
      THE WACHOVIA FUNDS
            Wachovia Balanced Fund
            Wachovia Blue Chip Value Fund
            Wachovia Equity Fund
            Wachovia Equity Index Fund
            Wachovia Emerging Markets Fund
            Wachovia Fixed Income Fund
            Wachovia Growth & Income Fund
            Wachovia International Equity Fund
            Wachovia Intermediate Fixed Income Fund
            Wachovia New Horizons Fund
            Wachovia Personal Equity Fund
            Wachovia Prime Cash Management Fund
            Wachovia Quantitative Equity Fund
            Wachovia Short-Term Fixed Income Fund
            Wachovia Special Values Fund
            Wachovia Money Market Fund
            Wachovia Tax-Free Money Market Fund
            Wachovia U.S. Treasury Money Market Fund

3.    Securities and Exchange Commission File No.
      811-6504

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

      [  ]  Initial Application           [X]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      M. Cole Dolinger
      Federated Investors Tower
      1001 Liberty Avenue
      Pittsburgh, PA  15222
      (412) 288-2292

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

            Registrant                    5800 Corporate Drive
                                          Pittsburgh, PA  15237-7010nue
                                          (Notices should be sent to the
                                          Agent for Service at above address)

            Federated Shareholder         P.O. Box 8600
            Services Company              Boston, MA 02266-8600
            ("Transfer Agent and
            Dividend Disbursing Agent")

            Federated Services Company    Federated Investors Tower
            ("Administrator")             1001 Liberty Avenue
                                          Pittsburgh, PA  15222-3779

            Evergreen Investment          200 Berkeley Street
            Management Company, LLC       Boston, MA 02116-5034
            ("Adviser")

          Tattersall Advisory Group, Inc. 6802 Paragon Place
            ("Sub-Adviser")               Suite 200
                                          Richmond, VA 23230

            Wachovia Bank, N.A.           Wachovia Trust Operations
            ("Custodian")                 301 North Main Street
                                          Winston-Salem, NC 27150

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]   Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
      Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Prior to January 1, 2002, the Funds' Adviser was:

      Wachovia Fund Advisers (formerly, Wachovia Asset Management) 100 North Main Street
      Winston-Salem, NC 27101

      Current Adviser:
      Evergreen Investment Management Company, LLC
      200 Berkeley Street
      Boston, MA 02116-5034

     Current Sub-Adviser: (Wachovia Fixed Income Fund, Wachovia Intermediate Fixed Income Fund, Wachovia Short-Term Fixed Income Fund and Wachovia
     Balanced Fund only) Tattersall Advisory Group, Inc. 6802 Paragon Place Suite 200 Richmond, VA 23230

     Prior to January 1, 2002 the Fund's Sub-Adviser was: (Wachovia Quantitative Equity Fund only)

      Twin Capital Management
      3244 Washington Road
      McMurray, PA 15315-3153

     Prior  to   January  1,  2002  the  Fund's   Sub-Adviser   was:   (Wachovia
     International Equity Fund only)

      Simms Capital Management, Inc.
      55 Railroad Avenue
      Greenwich, CT 06830

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Federated Securities Corp.
      Federated Investors Tower
      1001 Liberty Avenue
      Pittsburgh, PA 15222-3779

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [X]   No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No

      If Yes, state the date on which the board vote took place:

      January 15, 2002

      If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No

          If Yes, state the date on which the shareholder vote took place: May 13, 2002 for Wachovia Balanced Fund, Wachovia Blue Chip Value Fund, Wachovia Equity Fund, Wachovia Equity Index Fund, Wachovia Emerging Markets Fund, Wachovia Fixed Income Fund, Wachovia Growth & Income Fund, Wachovia International Equity Fund, Wachovia Intermediate Fixed Income Fund, Wachovia New Horizons Fund, Wachovia Personal Equity Fund, Wachovia Prime Cash Management Fund, Wachovia Quantitative Equity Fund, Wachovia Short-Term Fixed Income Fund, and Wachovia Special Values Fund.

     Wachovia Bank had investment discretion over each shareholder's account for Wachovia Money Market Fund, Wachovia Tax-Free Money Market Fund, and Wachovia U.S. Treasury Money Market Fund

      If No, explain:


II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes         [  ]  No

(a)   If Yes, list the date(s) on which the fund made those distributions:
            June 7, 2002 (Income Funds)
            June 14, 2002 (Equity Funds)
            June 14-16, 2002 (Money Market Funds)

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes         [  ]  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [X]   No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]         Yes         [  ]  No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [X]   No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [X]   No

      If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

(i)   Legal expenses:
                  Approximately $275,785, not paid by the Funds.

(ii)  Accounting expenses:
                  No expenses were borne by the Funds.

(iii) Other expenses (list and identify separately):
                  No expenses were borne by the Funds.

            (iv)  Total expenses (sum of lines (i)-(iii) above):
                  Approximately $275,785, not paid by the Funds.

(b)   How were those expenses allocated?
            No expenses were borne or allocated by the Funds.

(c)   Who paid those expenses?
            Evergreen Investment Management Company, LLC

(d)   How did the fund pay for unamortized expenses (if any)?
            N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [X]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [X]   No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:


Former Fund                               Surviving Fund
Wachovia Balanced Fund                    Evergreen Balanced Fund (a portfolio of Evergreen
                                          Equity Trust)
Wachovia Blue Chip Value Fund             Evergreen Value Fund (a portfolio of Evergreen
                                          Equity Trust)
Wachovia Equity Fund                      Evergreen Core Equity Fund (a portfolio of
                                          Evergreen Select Equity Trust)
Wachovia Equity Index Fund                Evergreen Equity Index Fund (a portfolio of
                                          Evergreen Select Equity Trust)
Wachovia Emerging Markets Fund            Evergreen Emerging Markets Growth Fund (a portfolio of
                                          Evergreen International Trust)
Wachovia Fixed Income Fund                Evergreen Core Bond Fund (a portfolio of
                                          Evergreen Select Fixed Income Trust)
Wachovia Growth & Income Fund             Evergreen Core Equity Fund (a portfolio of
                                          Evergreen Select Equity Trust)
Wachovia International Equity Fund        Evergreen International Growth Fund (a portfolio of
                                          Evergreen International Trust)
Wachovia Intermediate Fixed Income Fund   Evergreen Fixed Income Fund (a portfolio of
                                          Evergreen Select Fixed Income Trust)
Wachovia New Horizons Fund                Evergreen Omega Fund (a portfolio of Evergreen
                                          Equity Trust)
Wachovia Personal Equity Fund             Evergreen Core Equity Fund (a portfolio of
                                          Evergreen Select Equity Trust)
Wachovia Prime Cash Management Fund       Evergreen Prime Cash Management Money Market Fund (a
                                          portfolio of Evergreen Money Market Trust)
Wachovia Quantitative Equity Fund         Evergreen Stock Selector Fund (a portfolio of
                                          Evergreen Equity Trust)
Wachovia Short-Term Fixed Income Fund     Evergreen Fixed Income Fund (a portfolio of
                                          Evergreen Select Fixed Income Trust)
Wachovia Special Values Fund              Evergreen Special Values Fund (a portfolio of
                                          Evergreen Equity Trust)


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-08413 Evergreen Equity Trust (Evergreen Balanced Fund, Evergreen Value Fund, Evergreen Omega Fund, Evergreen Stock Selector Fund, and Evergreen Special Values Fund)

          811-08363 Evergreen Select Equity Trust (Evergreen Core Equity Fund, and Evergreen Equity Index Fund)

          811-08553 Evergreen International Trust (Evergreen Emerging Markets Growth Fund, and Evergreen International Growth Fund)

          811-08365 Evergreen Select Fixed Income Fund (Evergreen Core Bond Fund, and Evergreen Fixed Income Fund)

          811-08405 Evergreen Select Money Market Trust (Evergreen Prime Cash Management Money Market Fund)

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Definitive Proxy filed on form N-14A, February 4, 2002 Evergreen Equity Trust

            1933 Act File No. 333-82130 (Evergreen Balanced Fund)
            1933 Act File No. 333-82056 (Evergreen Value Fund)
            1933 Act File No. 333-82078 (Evergreen Omega Fund)
            1933 Act File No. 333-82072 (Evergreen Stock Selector Fund) 1933 Act File No. 333-82070 (Evergreen Special Values Fund)

            Definitive Proxy filed on form N-14A, February 5, 2002 Evergreen Select Equity Trust
            1933 Act File No. 333-82148 (Evergreen Core Equity Fund)

            Definitive Proxy filed on form N-14A, February 6, 2002 Evergreen Select Equity Trust
            1933 Act File No. 333-82238 (Evergreen Equity Index Fund)

            Definitive Proxy filed on form N-14A, February 5, 2002
            Evergreen International Trust
            1933 Act File No. 333-82206 (Evergreen Emerging Markets Growth Fund)

            Definitive Proxy filed on form N-14A, February 4, 2002
            Evergreen International Trust
            1933 Act File No. 333-82052 (Evergreen International Growth Fund)

            Definitive Proxy filed on form N-14A, February 5, 2002 Evergreen Fixed Income Trust
            1933 Act File No. 333-82214 (Evergreen Fixed Income Fund)

            Definitive Proxy filed on form N-14A, February 4, 2002 Evergreen Select Money Market Trust
            1933 Act File No. 333-82058 (Evergreen Prime Cash Management Money Market Fund)


     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                        VERIFICATION

     The undersigned stated that (i) she has executed this Amendment No. 1 to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Wachovia Funds (ii) she is the Secretary of The Wachovia Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Amendment No. 1 to Form N-8F application have been taken. The undersigned also states that the facts set forth in this Amendment No. 1 to Form N-8F application are true to the best of her knowledge, information and belief.

                                    ___________
                                    Gail C. Jones
                                    Secretary